FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 7, 2019, announcing that Gilat Announces First Ever Successful Demonstration of 5G Connectivity over a LEO Satellite, Powered by Gilat using Telesat’s Phase 1 LEO.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 7, 2019	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Announces First Ever Successful Demonstration of 5G
Connectivity over a LEO Satellite, Powered by Gilat using
Telesat’s Phase 1 LEO

Test conducted by tier-1 European operator at the University of Surrey’s 5G Innovation Centre, demonstrating 5G backhauling over LEO with Gilat’s modem

Petah Tikva, Israel, May 7, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that a Gilat high throughput modem enabled the first ever demonstration of 5G services over a Low Earth Orbit (LEO) satellite. The successful test was conducted with the tier-1 European operator last month using Telesat’s Phase 1 LEO satellite connected to the University of Surrey’s 5G test bed network.

The demonstration included video chatting, web browsing and simultaneous streaming of up to 8K video. The project team also transferred 4K video to the edge of the 5G network, which is a key 5G future use case. Live testing of these content rich data streams was achieved using 5G cellular technology that offers many benefits but which requires an advanced backhaul solution that can quickly and cost effectively extend these benefits to subscribers beyond major cities. The testing confirmed that this required 5G backhaul solution can be provided by Gilat modem technology working with Telesat’s Phase 1 LEO satellite.

“Telesat is pleased to be collaborating with innovative companies such as Gilat that recognize the potential of Telesat’s LEO system to enable demanding low-latency 5G applications such as 4K video streaming,” said Michel Forest, Director of Engineering, Telesat. “This demonstration confirms that Telesat’s state-of-the-art LEO architecture delivers on the promise of latency sensitive and high bit rate applications such as in 5G connectivity.”

“Gilat is proud to take part in the industry milestone demonstrating the capabilities of our backhaul solution in enabling outstanding results for next generation 5G applications over Telesat’s phase 1 LEO Satellite,” said Amir Yafe, Head of Global Accounts at Gilat. “This test further strengthens Gilat’s strategic partnership with Telesat in successfully demonstrating high-end applications over LEO satellite and further reinforces Gilat cellular backhaul leadership.”

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
 June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net